

October 25, 2010

J. Bryant Kirkland III
Vice President, Treasurer and Chief Financial Officer
Vector Group Ltd.
100 S.E. Second Street
Miami, FL 33131

> **Re:** **Vector Group Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 16, 2010**
> **File No. 1-05759**

Dear Mr. Kirkland:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1A. Risk Factors, page 15

1. We note your disclosure in the first paragraph of this section of "[w]e have described below some of the more significant risks which we and our subsidiaries face." All material risks should be discussed in this section. In your future filings, please revise this paragraph to clarify that you have discussed all known material risks.

Definitive Proxy Statement on Schedule 14A

Board of Directors and Committees, page 7

2. We note that in 2009 your compensation committee engaged GK Partners as a
    compensation consultant in connection with certain restricted stock and option grants to
    executive officers. In your future filings, please expand your disclosure to include the
    information required by Item 407(e)(iii) of Regulation S-K.

Executive Compensation, page 9

Compensation Discussion and Analysis, page 9

3. We note that you have not included any disclosure in response to Item 402(s) of
    Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not
    necessary and describe the process you undertook to reach that conclusion.

Summary Compensation Table for Years 2007-2009, page 15

4. We note on page 16 that Howard M. Lorber is entitled to various perquisites including a
    company-provided car and driver, a monthly allowance for lodging and related business
    expenses, two club memberships and dues, and the use of a corporate aircraft. In your
    future filings, if such perquisites are received by Mr. Lorber, please disclose the
    aggregate amount of such perquisites and other personal benefits as required by Item
    402(c)(2)(ix) and Instruction 4 thereto.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company
acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose
    the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by
    the Commission or any person under the federal securities laws of the United States.

Please contact Donald Field at (202) 551-3680 or me at (202) 551-3324 with any questions.

Sincerely,

John Stickel
Attorney Advisor